Hometown International, Inc.

25 E. Grant Street

Woodstown, NJ 08098

January 11, 2016

VIA EDGAR

Mara L. Ransom, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Hometown International, Inc.
Registration Statement Amendment No. 2 on Form S-1
Filed January 4, 2016
File No. 333-207488

Dear Ms. Ransom:

We are in receipt of Staff’s comment communicated orally dated January 8, 2016 regarding the above referenced filing. As requested in your letter, we have provided response to the comment raised by the Staff. For your convenience, the matter is listed below, followed by the Company’s response:

1.

Please reference the appropriate amendment number to the Registration Statement in the consent of the independent registered public accounting firm.

RESPONSE: In response to Staff’s comment, we respectfully attach the updated consent of our independent registered public accounting firm to Amendment No. 3 to the Registration Statement on Form S-1. We also respectfully advise the Staff that the name of our independent registered public accounting firm was changed to Liggett & Webb, P.A. as of January 8, 2016.

The Company acknowledges that:

•     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•     the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Hometown International, Inc.

By:	/s/ Paul F. Morina
Name:	Paul F. Morina
Title:	Chief Executive Officer